                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)/*/


                               TOSCO CORPORATION
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  891490 30 2
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                                 (CUSIP Number)

                             Joseph A. Householder
                        Union Oil Company of California
                       2141 Rosecrans Avenue, Suite 4000
                             El Segundo, CA  90245
                          Telephone No. (310) 726-7600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 8, 1997
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [_].

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 5 Pages)

_____________________
       /*/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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                                                                     Page 2 of 5

                                 SCHEDULE 13D
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      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                UNION OIL COMPANY OF CALIFORNIA, A CALIFORNIA CORPORATION 95-1315450
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [_]
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      3    SEC USE ONLY
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      4    SOURCE OF FUNDS*                                                   00
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
               CALIFORNIA CORPORATION
--------------------------------------------------------------------------------
                      SOLE VOTING POWER
   NUMBER                              -0-
     OF          ---------------------------------------------------------------
   SHARES          8  SHARED VOTING POWER
BENEFICIALLY                           -0-
  OWNED BY       ---------------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON                              -0-
    WITH         ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             -0-
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*                                          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 3 of 5

                                 SCHEDULE 13D
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      1    NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                UNOCAL CORPORATION, A DELAWARE CORPORATION
                95-3825062
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      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_] (b) [_]
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*                                                   00
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                    [_]
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE CORPORATION
--------------------------------------------------------------------------------
                      SOLE VOTING POWER
   NUMBER                              -0-
     OF          ---------------------------------------------------------------
   SHARES          8  SHARED VOTING POWER
BENEFICIALLY                           -0-
  OWNED BY       ---------------------------------------------------------------
  REPORTING        9  SOLE DISPOSITIVE POWER
   PERSON                              -0-
    WITH         ---------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                                       -0-
--------------------------------------------------------------------------------
     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                             -0-
--------------------------------------------------------------------------------
     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [_]
--------------------------------------------------------------------------------
     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 0%
--------------------------------------------------------------------------------
     14    TYPE OF REPORTING PERSON*                                          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 4 of 5

          This Amendment is filed by and on behalf Union Oil Company of California, a California Corporation ("Union") and Unocal Corporation, a Delaware Corporation ("Unocal"). It amends the Schedule 13D filed by Union and Unocal with the Commission on April 10, 1997 (the "Schedule 13D") for 14,092,482 shares (the "Shares") of Common Stock of Tosco Corporation ("Tosco") held by Union and Unocal. On May 8, 1997, Tosco repurchased the Shares. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13D.

          Only those items amended are reported herein.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          Item 5 of the Schedule 13D is hereby amended and restated in full as follows:

     A.   Union
          -----
          1.  Amount Beneficially Owned:  -0-
              Percent of Class:            0%

          2.  a. Sole power to vote or to direct vote:                 -0-
              b. Shared power to vote or to direct vote:               -0-
              c. Sole power to dispose or to direct the disposition:   -0-
              d. Shared power to dispose or to direct the disposition: -0-

          3. On May 8, 1997, Tosco repurchased the Shares from Union for aggregate consideration of $393,708,062.52, which was computed as follows: 1,750,000 shares at $27.23625 per share and 12,342,482 shares at $28.036875 per share. The repurchase was effected by delivery by wire transfer of cash to Union upon receipt by Tosco of the certificate representing the Shares.

          4. Not applicable.

          5. As of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the Common Stock of Tosco.

     B.   Unocal
          ------
          1. Amount Beneficially Owned:   -0-
             Percent of Class:             0%

          2. a.  Sole power to vote or to direct vote:                  -0-
             b.  Shared power to vote or to direct vote:                -0-
             c.  Sole power to dispose or to direct the disposition:    -0-
             d.  Shared power to dispose or to direct the disposition:  -0-

          3. See Item 5A(3) above.

          4. See Item 5A(4) above.

          5. See Item 5A(5) above.


ITEM 7    MATERIALS TO BE FILED AS EXHIBITS
          ---------------------------------

          Exhibit A   Agreement of Joint Filing

          Exhibit B*  Stock Purchase and Shareholder Agreement, dated as of
                      January 15, 1997, by and between Tosco Corporation and Union Oil Company of California, together with form of Supplement No. 1 thereto (incorporated by reference to Exhibit 2.2 to Unocal's Current Report on Form 8-K dated December 16, 1996, and filed January 3, 1997, File No. 1-
                      8483).

          Exhibit C*  Amendment No. 1 and Supplement, dated as of March 31,
                      1997, to Stock Purchase and Shareholder Agreement, dated as of January 15, 1997, by and between Tosco Corporation and Union Oil Company of California.

          *Incorporated by reference to the Schedule 13D.


                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 13, 1997          UNOCAL CORPORATION
                              UNION OIL COMPANY OF CALIFORNIA



                              By:   /s/  Joseph A. Householder
                                    --------------------------
                                    Joseph A. Householder
                                    Vice President, Tax

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                                 EXHIBIT INDEX
                                 -------------


Exhibit
-------


Exhibit A   Agreement of Joint Filing

Exhibit B*  Stock Purchase and Shareholder Agreement, dated as of January 15,
            1997, by and between Tosco Corporation and Union Oil Company of California, together with form of Supplement No. 1 thereto (incorporated by reference to Exhibit 2.2 to Unocal's Current Report on Form 8-K dated December 16, 1996, and filed January 3, 1997, File No. 1-8483).

Exhibit C*  Amendment No. 1 and Supplement, dated as of March 31, 1997, to Stock
            Purchase and Shareholder Agreement, dated as of January 15, 1997, by and between Tosco Corporation and Union Oil Company of California.

*Incorporated by reference to the Schedule 13D.